UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

 April 2026

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.

(Translation of registrant’s name into English)

 26, Chin 3rd Road

Kaohsiung, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: April 29, 2026	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

First Quarter 2026 Earnings Release 29 April, 2026 ASE Technology Holding

Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this presentation. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this presentation. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2025 Annual Report on Form 20 - F filed on April 1, 2026. 2

Consolidated Statements of Income Quarterly Comparison (Unaudited) 3 (NT$ million) Q1 / 2026 % Q4 / 2025 % Q1 / 2025 % QoQ YoY Net Revenues: ATM 111,623 64.3% 108,666 61.1% 85,606 57.8% 3% 30% EMS 61,361 35.3% 68,555 38.5% 61,860 41.7% -10% -1% Others 678 0.4% 694 0.4% 687 0.5% -2% -1% Total Net Revenues 173,662 100.0% 177,915 100.0% 148,153 100.0% -2% 17% Gross Profit 34,850 20.1% 34,736 19.5% 24,893 16.8% 0% 40% Operating Income (Loss) 17,532 10.1% 17,690 9.9% 9,671 6.5% -1% 81% Pretax Income (Loss) 18,200 10.5% 18,260 10.3% 9,810 6.6% 0% 86% Income Tax Benefit (Expense) (3,635) -2.1% (3,248) -1.8% (2,022) -1.4% Non-controlling Interests (417) -0.2% (299) -0.2% (234) -0.2% Net Income Attributable to Shareholders of the Parent 14,148 8.1% 14,713 8.3% 7,554 5.1% -4% 87% Basic EPS(NT$) 3.24 3.37 1.75 -4% 85% Diluted EPS(NT$) 3.08 3.24 1.64 -5% 88%

Consolidated Operations (Unaudited) 4 85,606 91,648 99,393 108,666 111,623 61,860 58,374 68,405 68,555 61,361 16.8% 17.0% 17.1% 19.5% 20.1% 6.5% 6.8% 7.8% 9.9% 10.1% 0% 10% 20% 30% 0 30,000 60,000 90,000 120,000 150,000 180,000 Q1/25 Q2/25 Q3/25 Q4/25 Q1/26 NT$ million ATM Revenue EMS Revenue Other Revenue Gross Margin Operating Margin

ATM Statements of Income Quarterly Comparison (Unaudited) 5 (NT$ million) Q1 / 2026 % Q4 / 2025 % Q1 / 2025 % QoQ YoY Net Revenues: Packaging 89,673 79.8% 87,397 79.7% 69,360 80.0% 3% 29% Testing 21,041 18.7% 20,863 19.0% 16,004 18.5% 1% 31% Direct Material 1,621 1.4% 1,352 1.2% 1,219 1.4% 20% 33% Others 99 0.1% 95 0.1% 85 0.1% 4% 16% Total Net Revenues 112,434 100.0% 109,707 100.0% 86,668 100.0% 2% 30% Gross Profit 29,198 26.0% 28,824 26.3% 19,611 22.6% 1% 49% Operating Income (Loss) 15,877 14.1% 16,081 14.7% 8,335 9.6% -1% 90%

ATM Operations (Unaudited) 6 19,611 20,248 22,697 28,824 29,198 86,668 92,565 100,289 109,707 112,434 22.6% 21.9% 22.6% 26.3% 26.0% 0% 10% 20% 30% 40% 0 20,000 40,000 60,000 80,000 100,000 120,000 Q1/25 Q2/25 Q3/25 Q4/25 Q1/26 NT$ million Gross Profit Gross Margin Revenue

ATM Revenues by Application (Unaudited) 7 48% 46% 45% 45% 43% 22% 24% 25% 25% 27% 30% 30% 30% 30% 30% 0% 20% 40% 60% 80% 100% Q1/25 Q2/25 Q3/25 Q4/25 Q1/26 Communication Computing Automotive, Consumer & Others

ATM Revenues by Type (Unaudited) 8 46% 47% 48% 49% 49% 28% 28% 26% 24% 24% 6% 5% 6% 7% 7% 18% 18% 18% 19% 19% 2% 2% 2% 1% 1% 0% 20% 40% 60% 80% 100% Q1/25 Q2/25 Q3/25 Q4/25 Q1/26 Material Testing Others Wirebonding Bump/FC/WLP /SiP

EMS Operations Quarterly Comparison (unaudited) (NT$ million) Q1 / 2026 % Q4 / 2025 % Q1 / 2025 % QoQ YoY EMS Net Revenues 61,875 100.0% 68,991 100.0% 62,295 100.0% -10% -1% Gross Profit 5,894 9.5% 6,239 9.0% 5,528 8.9% -6% 7% Operating Income (Loss) 1,906 3.1% 1,959 2.8% 1,608 2.6% -3% 19% 9 33% 33% 30% 30% 25% 10% 10% 9% 11% 15% 33% 32% 40% 36% 35% 12% 14% 12% 13% 14% 10% 9% 7% 8% 9% 2% 2% 2% 2% 2% 0% 20% 40% 60% 80% 100% Q1/25 Q2/25 Q3/25 Q4/25 Q1/26 Communication Computing Consumer Industrial Automotive Others

Key Balance Sheet Items & Indices (Unaudited) 10 *: EBITDA stands for net income or loss before interest, taxes, depreciation, amortization, impairment and investment gain or lo ss as well as other items. (NT$ million) Mar. 31, 2026 Dec. 31, 2025 Cash and cash equivalent $87,811 $92,469 Financial assets - current 26,141 9,514 Financial assets - non current & investments - equity method 50,602 45,677 Property, plant & equipment 459,470 421,115 Total assets 957,527 889,333 Short-term loans & short-term bills payable 49,724 43,328 Current portion of bonds payable 3,500 3,500 Current portion of long-term loans 2,591 3,188 Bonds payable 1,999 11,468 Long-term loans & long-term bills payable 199,142 202,613 Total interest bearing debts 265,334 272,945 Total liabilities 576,383 515,966 Total equity (Including non-controlling interest) 381,144 373,367 Quarterly EBITDA* 38,165 38,344 Current ratio 1.15 1.28 Net debt to equity ratio 0.40 0.46

Equipment Capital Expenditures vs. EBITDA (Unaudited) 11 892 992 779 733 1,003 843 879 1,095 1,242 1,210 0 200 400 600 800 1,000 1,200 1,400 Q1/25 Q2/25 Q3/25 Q4/25 Q1/26 US$ million Capex EBITDA

Second Quarter 2026 Outlook (1/2) Based on our current business outlook and exchange rate assumptions of 1 US dollar to 31 .8 NT dollars (versus 31.5 in 1 st quarter 2026) , management projects overall performance for the second quarter of 2026 to be as follows:  Consolidated • In NT dollar terms, our consolidated 2 nd quarter revenue should grow by 7 to 9 percent quarter over quarter; • Our consolidated 2 nd quarter gross margin should increase by 20 to 100 basis points quarter over quarter; • Our consolidated 2 nd quarter operating margin should increase by 50 to 120 basis points quarter over quarter. 12

Second Quarter 2026 Outlook (2/2)  ATM • In NT dollar terms, our ATM 2 nd quarter revenue should grow by 9 to 11 percent quarter over quarter; • Our ATM 2 nd quarter gross margin should be between 26% to 27%.  EMS • In NT dollar terms, our EMS 2 nd quarter revenue should grow at least 10 percent year over year; • Our EMS 2 nd quarter operating margin should be similar with 2 nd quarter 2025 levels. 13 Based on our current business outlook and exchange rate assumptions of 1 US dollar to 31 .8 NT dollars (versus 31.5 in 1 st quarter 2026) , management projects overall performance for the second quarter of 2026 to be as follows:

Thank you

Appendix 1

# Consolidated Statements of Comprehensive Income

*(Unaudited)*

| (NT$ thousand) | Q1/ 2025[1&2] | Q2/ 2025[1&2] | Q3/ 2025[1&2] | Q4/ 2025[1&2] | FY/ 2025[1&2] | Q1/ 2026[1&2] |
|---|---|---|---|---|---|---|
| Revenues | 148,153,262 | 150,750,323 | 168,568,888 | 177,915,165 | 645,387,638 | 173,662,152 |
| COGS | 123,260,526 | 125,062,803 | 139,692,147 | 143,179,289 | 531,194,765 | 138,812,313 |
| PPA under COGS | 557,027 | 520,681 | 515,185 | 507,347 | 2,100,240 | 503,543 |
| Gross profit | 24,892,736 | 25,687,520 | 28,876,741 | 34,735,876 | 114,192,873 | 34,849,839 |
| Gross profit excl. PPA | 25,449,763 | 26,208,201 | 29,391,926 | 35,243,223 | 116,293,113 | 35,353,382 |
| OPEX | 15,221,435 | 15,494,438 | 15,676,044 | 17,045,424 | 63,437,341 | 17,318,046 |
| PPA under OPEX | 262,652 | 260,038 | 262,807 | 262,837 | 1,048,334 | 263,093 |
| Operating income | 9,671,301 | 10,193,082 | 13,200,697 | 17,690,452 | 50,755,532 | 17,531,793 |
| Operating income excl. PPA | 10,490,980 | 10,973,801 | 13,978,689 | 18,460,636 | 53,904,106 | 18,298,429 |
| Non Op gain/(loss) | 138,628 | (938,600) | 775,540 | 569,727 | 545,295 | 668,460 |
| PPA under Non Op gain/ (loss) | 61 | 959 | 155 | 227 | 1,402 | 0 |
| Non Op gain/ (loss) excl. PPA | 138,689 | (937,641) | 775,695 | 569,954 | 546,697 | 668,460 |
| Pretax income | 9,809,929 | 9,254,483 | 13,976,238 | 18,260,179 | 51,300,827 | 18,200,253 |
| PPA under Pretax income | 819,740 | 781,678 | 778,147 | 770,411 | 3,149,976 | 766,636 |
| Pretax income excl. PPA | 10,629,669 | 10,036,161 | 14,754,385 | 19,030,590 | 54,450,805 | 18,966,889 |
| Tax expenses | 2,021,624 | 1,575,805 | 2,615,170 | 3,247,695 | 9,460,294 | 3,635,258 |
| PPA under Tax expense | (12,964) | (9,337) | (10,837) | (10,255) | (43,393) | (9,363) |
| Tax expense excl. PPA | 2,034,588 | 1,585,142 | 2,626,007 | 3,257,950 | 9,503,687 | 3,644,621 |
| Non-controlling interests | 234,472 | 157,593 | 491,305 | 298,969 | 1,182,339 | 417,458 |
| PPA under Non-controlling interests | 8,408 | 5,811 | 8,129 | 5,111 | 27,459 | 5,446 |
| Non-controlling interests excl. PPA | 242,880 | 163,404 | 499,434 | 304,080 | 1,209,798 | 422,904 |
| Net income attributable to shareholders of the parent | 7,553,833 | 7,521,085 | 10,869,763 | 14,713,515 | 40,658,196 | 14,147,537 |
| PPA expenses under Net income attributable to shareholders of the parent | 798,368 | 766,530 | 759,181 | 755,045 | 3,079,124 | 751,827 |
| Net income attributable to shareholders of the parent excl. PPA | 8,352,201 | 8,287,615 | 11,628,944 | 15,468,560 | 43,737,320 | 14,899,364 |
| Total PPA expenses | 806,776 | 772,341 | 767,310 | 760,156 | 3,106,583 | 757,273 |
| Basic EPS (NT$) | 1.75 | 1.74 | 2.50 | 3.37 | 9.37 | 3.24 |
| Basic EPS (NT$) excl. PPA | 1.93 | 1.91 | 2.68 | 3.55 | 10.07 | 3.41 |
| Diluted EPS (NT$) | 1.64 | 1.70 | 2.41 | 3.24 | 8.89 | 3.08 |
| Diluted EPS (NT$) excl. PPA | 1.82 | 1.88 | 2.58 | 3.41 | 9.59 | 3.25 |

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL and ASE/Infineon transaction, which resulted in increased asset values from purchase price premiums in inventory, PP&E, intangibles, right-of-use assets, other assets, and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses, and income tax benefit $0.77bn in 1Q25, $0.75bn in 2Q25, $0.74bn in 3Q25, 4Q25 and 1Q26, and $3.00bn in 2025.

[2]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the USI/Asteelflash and USI/Hirschmann transaction, which resulted in increased asset and liability values from purchase price premiums in inventory, PP&E, intangibles, right-of-use assets and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses, and income tax benefit $0.04bn in 1Q25, $0.02bn in 2Q25, 4Q25 and 1Q26, $0.03bn in 3Q25, and $0.11bn in 2025.

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